As Filed with the Securities Exchange Commission on December 21, 2006

Registration No. 333-119612

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD MONITOR TRUST III

WMT III SERIES G/J TRADING VEHICLE LLC

(Rule 140 Co-Registrant No. 1)

WMT III SERIES H/J TRADING VEHICLE LLC

(Rule 140 Co-Registrant No. 2)

WMT III SERIES I/J TRADING VEHICLE LLC

(Rule 140 Co-Registrant No. 3)

(Exact name of registrant as specified in its charter)

Delaware	6799	20-1697966 (Registrant) 20-2469369 (Co-Registrant No. 1) 20-2469281 (Co-Registrant No. 2) 20-2469479 (Co-Registrant No. 3)
(State of Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

c/o Preferred Investment Solutions Corp. 900 King Street, Suite 100 Rye Brook, New York 10573 (914) 307-7000		Lawrence S. Block, Esq. c/o Preferred Investment Solutions Corp. 900 King Street, Suite 100 Rye Brook, New York 10573 (914) 307-7020
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)		(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Fred M. Santo, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 of the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, the form of prospectus set forth herein also relates to the Registration Statement on Form S-1 (Registration Statement Number 333-119612 declared effective March 31, 2005) and constitutes Post-Effective Amendment Number 3 to such Registration Statement.

Explanatory Note

This Post-Effective Amendment No. 4 to the Registrant Registration Statement on Form S-1 (Commission File No. 333-119612) is being filed solely for the purpose of filing Exhibits 8.2, 23.6 and 23.7 thereto, and no changes or additions are being made hereby to the prospectus that forms a part of the Registration Statement. Such Exhibits are being filed as a result of Katten Muchin Rosenman LLP replacing Sidley Austin LLP as legal counsel to the managing owner of the Registrant and to the Registrant in the same capacity as Sidley Austin LLP acted as legal counsel. Accordingly, the prospectus is being omitted from this filing.

PART II

Information Not Required in Prospectus

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits (unless otherwise indicated) are filed herewith and made a part of this Registration Statement:

Exhibit Number	Description of Document
8.2	Opinion of Katten Muchin Rosenman LLP as to income tax matters (annexed hereto)

23.6	Consent of Katten Muchin Rosenman LLP as tax counsel is included as part of as part of Exhibit 8.2 (annexed hereto)

23.7	Consent of Katten Muchin Rosenman LLP (annexed hereto)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Managing Owner of the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in The County of Westchester in the State of New York on the 21st day of December, 2006.

WORLD MONITOR TRUST III

By:	Preferred Investment Solutions Corp. Managing Owner

By:	/s/ MARC S. GOODMAN
Marc S. Goodman
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons on behalf of the Managing Owner of the Registrant in the capacities and on the date indicated.

Signature	Title with Registrant	Date

/s/ KENNETH A. SHEWER Kenneth A. Shewer	Chairman Co-Chief Executive Officer	December 21, 2006

/s/ MARC S. GOODMAN Marc S. Goodman	Co-Chief Executive Officer and President	December 21, 2006

/s/ ESTHER E. GOODMAN Esther E. Goodman	Chief Operating Officer and Senior Executive Vice President	December 21, 2006

/s/ MAUREEN D. HOWLEY Maureen D. Howley	Chief Financial Officer and Senior Vice President	December 21, 2006

/s/ DAVID K. SPOHR David K. Spohr	Senior Vice President and Director of Fund Administration	December 21, 2006

(Being principal executive officer, the principal financial and accounting officer and a majority of the directors of Preferred Investment Solutions Corp.)

PREFERRED INVESTMENT SOLUTIONS CORP.
Managing Owner Of Registrant

By:	/s/ MARC S. GOODMAN
	Marc S. Goodman	December 21, 2006
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed on its behalf by the undersigned, thereunto duly authorized, in the County of Westchester in the State of New York on the 21st day of December, 2006.

WMT III SERIES G/J TRADING VEHICLE LLC

By:	World Monitor Trust III – Series G, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer

By:	World Monitor Trust III – Series J, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer

WMT III SERIES H/J TRADING VEHICLE LLC

By:	World Monitor Trust III – Series H, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer

By:	World Monitor Trust III – Series J, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer

WMT III SERIES I/J TRADING VEHICLE LLC

By:	World Monitor Trust III – Series I, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer

By:	World Monitor Trust III – Series J, a member

	By:	Preferred Investment Solutions Corp., Managing Owner

	By:	/s/ MARC S. GOODMAN
Marc S. Goodman Co-Chief Executive Officer